UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-15681

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form l0-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2004

☐ ☐ ☐ ☐ ☐	Transition Report on Form 10-K and Form 10-KSB Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q and Form 10-QSB Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Not Applicable

PART I

REGISTRANT INFORMATION

Full name of registrant:  WebMethods, Inc.

Former name if applicable:  Not Applicable.

Address of principal executive office (Street and number):  3930 Pender Drive

City, state and zip code:  Fairfax, Virginia 22030

PART II

RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     webMethods, Inc. (the “Company”) delayed the filing of its quarterly report on Form 10-Q for the three months ended September 30, 2004 due to a recently initiated internal investigation, which has not yet been completed, with respect to one of the company’s international subsidiaries.

     On November 1, 2004, an employee of one of the Company’s international subsidiaries notified the Company’s management of the employee’s concerns regarding certain transactions involving a small number of that subsidiary’s resellers. The Company has not discovered any evidence supporting the concerns expressed by the employee. The Company’s Audit Committee has promptly initiated an investigation.

     Until the investigation is complete, the Company’s independent auditors will not be able to complete their interim review of the Company’s financial statements for the three months ended September 30, 2004, and the Company will be unable to file a Form 10-Q for the three months ended September 30, 2004. The Company currently cannot estimate when it may file its Form 10-Q for the three months ended September 30, 2004, but will do so as soon as practicable following resolution of the foregoing matter.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gary Ford, VP Legal	(703)	460-2500

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

webMethods, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2004	By: /s/ MARY DRIDI Name: Mary Dridi Title: Chief Financial Officer